SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 85916A 10 1		13D
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Gary Copperud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 739,614
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 739,614
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,614
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHAR ☐ (See instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See instructions) IN

Page 2 of 5 Pages

CUSIP No. 85916A 10 1

Item 1.

Security and Issuer.

(a)

Title of Class of Securities: Common Stock, $.01 par value

(b)

Name of Issuer:  STEN Corporation

(c)

Address of Issuer’s Principal Executive Offices:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

Item 2.

Identity and Background.

(a)

Name of Person Filing:   Gary Copperud

(b)

Business Address:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

(c)

Principal Occupation or Employment:   Mr. Copperud is President of Burger Time Acquisition Corporation, a subsidiary of the Issuer, and private investor.

(d)

Conviction in a criminal proceeding during the last five years:   No

(e)

Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:     No

(f)

Citizenship:   Gary Copperud is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.

Purpose of Transaction.

Not applicable.

Item 5.

Interest in Securities of Issuer

(a)

Number and Percentage of Class beneficially owned:

Gary Copperud is the President of CMM Properties, LLC and has voting and investment control over the shares held by CMM Properties.

As of December 31, 2006, CMM Properties, LLC holds 494,735 shares of common stock of the Issuer and warrants exercisable within 60 days of December 31, 2006 to purchase an additional 129,879 shares of common stock of the Issuer.

Page 3 of 5 Pages

As of December 31, 2006, Mr. Copperud held no shares of common stock in his own name, but held options exercisable within 60 days of December 31, 2006 to purchase an additional 115,000 shares of common stock of the Issuer.

Based upon the relationship between Mr. Copperud and CMM Properties, LLC, Mr. Copperud may be deemed to hold an aggregate of 739,614 shares of common stock of the Issuer, which represents 33.2% of the Issuer’s common stock based upon 1,981,207 shares outstanding as of January 22, 2007 as reported in the Issuer’s Annual Report on Form 10-KSB/A for the year ended October 1, 2006.

(b)

For information on voting and dispositive power with respect to the above listed shares, see Items 5-8.

(c)

Recent Transactions in Securities of the Issuer:

Not applicable.

(d)

Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that Mr. Copperud has an informal, unwritten, non-binding understanding with Kenneth Brimmer, a shareholder, officer and director of the Issuer.  Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.

Item 7.

Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2007

/s/ Gary Copperud

Gary Copperud

Page 5 of 5 Pages